Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545

James J. Masetti

tel 650.233.4754

jim.masetti@pillsburylaw.com

March 9, 2010

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20249

Attention:	Barbara C. Jacobs
Assistant Director

Re:	Meru Networks, Inc.
Registration Statement on Form S-1
File No. 333-163859

Dear Ms. Jacobs:

Meru Networks, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated March 8, 2010. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-Based Compensation, page 45

1.	Please tell us how you determined the aggregate grant date fair value of the options granted on February 19, 2010. In this regard, it appears that the fair value per share of the underlying common stock, rather than the fair value per share of the options, was used in the calculation.

Response: The Registrant has revised the disclosure on page 46 in response to the Staff’s comment. The aggregate grant date fair value of the options granted on February 19, 2010 was determined using the Black-Scholes option pricing model consistent with all other stock option grants.

March 9, 2010

2.	Please revise to disclose the expected impact that the options granted subsequent to December 31, 2009 will have on your financial statements through the end of fiscal 2010. Additionally, continue to provide us with updates to the requested information for all equity-related transactions subsequent to this request through the effective date of the registration statement.

Response: The Registrant has revised the disclosure on page 51 in response to the Staff’s comment.

*  *  *

The Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any additional information. Please contact the undersigned at (650) 233-4754. You may also direct any further comments via facsimile at (650) 233-4545.

Very truly yours,

/s/ James J. Masetti

cc:	Meru Networks, Inc.
Ihab Abu-Hakima

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Jeffrey D. Saper, Esq.

Rezwan D. Pavri, Esq.

Pillsbury Winthrop Shaw Pittman, LLP

Stanley F. Pierson, Esq.

Heidi E. Mayon, Esq.